UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                GEOKINETICS INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                   372910-10-9
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                                 (CUSIP Number)

                          AVISTA CAPITAL PARTNERS, L.P.
                         65 EAST 55TH STREET 18TH FLOOR
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 593-6900
                             ATTN: BEN SILBERT, ESQ.


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                                   Copies to:
                             STEVEN D. RUBIN, ESQ.,
                           WEIL, GOTSHAL & MANGES LLP
                            700 LOUISIANA, SUITE 1600
                              HOUSTON, TEXAS 77002
                                 (713) 546-5000
           ----------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 8, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                       2

--------------------------------------------------------------------------------
CUSIP No. 372910-10-9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.    Names of Reporting
           Persons. Avista Capital Partners, L.P.

           I.R.S. Identification Nos. of above persons (entities only)* N/A
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)       |_|
           (b)       |X|
--------------------------------------------------------------------------------
     3.     SEC Use Only


--------------------------------------------------------------------------------
     4.    Source of Funds (See Instructions) OO (see Item 3)


--------------------------------------------------------------------------------
     5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
     6.    Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
                            0

Number of             ----------------------------------------------------------
Shares                8.    Shared Voting Power
Beneficially                18,750,000
Owned by                    (see Item 5)
Each                  ----------------------------------------------------------
Reporting             9.    Sole Dispositive Power
Person With                 0

                      ----------------------------------------------------------
                     10.    Shared Dispositive Power
                            18,750,000
                            (see Item 5)
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 18,750,000 (see Item 5))

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11) 26.0% (see Item 5)


--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions) PN


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*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 372910-10-9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.    Names of Reporting
           Avista Capital Partners (Offshore), L.P.

           I.R.S. Identification Nos. of above persons (entities only)* N/A
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)       |_|
           (b)       |X|
--------------------------------------------------------------------------------
     3.     SEC Use Only


--------------------------------------------------------------------------------
     4.    Source of Funds (See Instructions) OO (see Item 3)


--------------------------------------------------------------------------------
     5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
     6.    Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
                            0

Number of             ----------------------------------------------------------
Shares                8.    Shared Voting Power
Beneficially                1,250,000
Owned by                    (see Item 5)
Each                  ----------------------------------------------------------
Reporting             9.    Sole Dispositive Power
Person With                 0

                      ----------------------------------------------------------
                     10.    Shared Dispositive Power
                            1,250,000
                            (see Item 5)
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11) 2.3% (see Item 5)


--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions) PN


--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 372910-10-9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     1.    Names of Reporting
           Avista Capital Partners GP, LLC

           I.R.S. Identification Nos. of above persons (entities only)* N/A
--------------------------------------------------------------------------------
     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
           (a)       |_|
           (b)       |X|
--------------------------------------------------------------------------------
     3.     SEC Use Only


--------------------------------------------------------------------------------
     4.    Source of Funds (See Instructions) AF (see Item 3)


--------------------------------------------------------------------------------
     5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e)                                           |_|

--------------------------------------------------------------------------------
     6.    Citizenship or Place of Organization
           Delaware

--------------------------------------------------------------------------------
                      7.    Sole Voting Power
                            0

Number of             ----------------------------------------------------------
Shares                8.    Shared Voting Power
Beneficially                20,000,000
Owned by                    (see Item 5)
Each                  ----------------------------------------------------------
Reporting             9.    Sole Dispositive Power
Person With                 0

                      ----------------------------------------------------------
                     10.    Shared Dispositive Power
                            20,000,000 (see Item 5)
                            (see Item 5)
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 20,000,000 (see Item 5)

--------------------------------------------------------------------------------
     12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)                                           |_|

--------------------------------------------------------------------------------
     13.   Percent of Class Represented by Amount in Row (11) 27.2% (see Item 5)


--------------------------------------------------------------------------------
     14.   Type of Reporting Person (See Instructions) OO


--------------------------------------------------------------------------------
*Voluntary, not mandatory
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

               The title and class of equity security to which this statement on
          Schedule 13D relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Geokinetics Inc., a Delaware corporation ("Geokinetics" or the "Company"). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056.

ITEM 2.  IDENTITY AND BACKGROUND

          Name of Persons filing this Statement (the "Filing Parties"):

                    Avista Capital Partners, L.P., a Delaware limited
               partnership ("Avista");

                    Avista Capital Partners (Offshore), L.P., a Delaware limited partnership ("Avista Offshore"); and

                    Avista Capital Partners GP, LLC, a Delaware limited
               liability company ("Avista GP").

          AVISTA

               Avista is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Avista, which also serves as its principal office, is 65 East 55th Street, 18th Floor, New York, New York 10022. Pursuant to General Instruction C to Schedule 13D of the Securities Exchange Act of 1934 (the "Exchange Act"), information with respect to Avista GP, the sole general partner of Avista, is set forth below.

          AVISTA OFFSHORE

               Avista Offshore is a Delaware limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Avista Offshore, which also serves as its principal office, is 65 East 55th Street, 18th Floor, New York, New York 10022. Pursuant to General Instruction C to Schedule 13D of the Exchange Act, information with respect to Avista GP, the sole general partner of Avista Offshore, is set forth below.


          AVISTA GP

               Avista GP is a Delaware limited liability company, the principal business of which is to serve as the general partner in various limited partnerships, including Avista and Avista Offshore. The business address of Avista GP, which also serves as its principal office, is 265 East 55th Street, 18th Floor, New York, New York 10022.

               Information with respect to Tompson Dean, Steven Webster, OhSang Kwon, David Durkin and David Burgstahler each of which serve as an executive officer of Avista GP, is set forth below under "Directors and Executive Officers." In addition, each of Messrs. Dean, Webster, Kwon, Durkin and Burgstahler serve on a five-person committee that exercises voting and dispositive power over the shares beneficially owned by Avista GP.

         DIRECTORS AND EXECUTIVE OFFICERS

               Each of Messrs. John Holland, Ben Silbert, Tompson Dean, Steven Webster, OhSang Kwon, David Durkin and David Burgstahler is presently an executive officer of Avista GP, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other principal investing activities. The principal business address of each of Messrs. Holland, Silbert, Dean, Webster, Kwon, Durkin and Burgstahler is 265 East 55th Street, 18th Floor, New York, New York 10022.

               (d)  None of the Filing Parties or persons identified in this
          Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e)  None of the Filing Parties or persons identified in this
          Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

               (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

          ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               On September 8, 2006, Geokinetics, Avista, Avista Offshore and Levant American S.A., a Liberian corporation ("Levant") entered into that certain Securities Purchase Agreement (the "Securities Purchase Agreement"). Pursuant to the Securities Purchase Agreement, Avista and Avista Offshore committed to purchase 187,500 and 12,500 shares of Series B Senior Convertible Preferred Stock of the Company (the "Preferred Stock") respectively. Pursuant to the terms of the Securities Purchase Agreement, Avista and Avista Offshore will receive their shares of Preferred Stock from Geokinetics in exchange for the payment of $46,875,000 and $3,125,000, respectively, paid in cash or via the conversion of the principal amount of indebtedness under subordinated loans made by Avista and Avista Offshore out of their working capital to Geokinetics Holdings, Inc. ("Geokinetics Holdings") pursuant to the Senior Subordinated Loan Agreement, by and among Geokinetics, Geokinetics Holdings, certain guarantors, Avista, Avista Offshore and Levant, dated as of September 8, 2006 (the "Subordinated Loan Agreement"), or via some combination of the two. To the extent such amount is paid in cash, it shall be paid out of the working capital of Avista and Avista Offshore. Pursuant to the Securities Purchase Agreement, the purchase of the Preferred Stock will occur on the latter of (i) October 26, 2006 and (ii) the earlier of (x) the first date upon which Avista, Avista Offshore and Levant hold no indebtedness of the Company under the Credit Agreement, by and among the Royal Bank of Canada, Geokinetics, Geokinetics Holdings, certain guarantors, Avista, Avista Offshore and Levant, dated as of September 8, 2006, (whether as a result of prepayment, assignment or otherwise) or (y) the second day following the day in which Avista provides written notice to the Company of its desire to consummate the Closing.

          ITEM 4. PURPOSE OF TRANSACTION

               The shares of Preferred Stock to be acquired by Avista and Avista Offshore as described in Item 3 to this Statement are being held by Avista and Avista Offshore for investment purposes. None of the Filing Parties currently has any plan or proposal to acquire or dispose of additional securities of the Company.

               The Preferred Stock is entitled, pursuant to the Certificate of Designation of Series B Senior Convertible Preferred Stock (the "Certificate of Designation") of the Company, to a number of votes determined based on a formula contained in the Certificate of Designation. Based on the Company's quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2006, there were 53,503,093 shares of Common Stock and the shares of Preferred Stock acquired by Avista and Avista Offshore are entitled to an aggregate of 27.2% of the total voting power of all currently outstanding shares of Company Common Stock entitled to vote. Additionally, pursuant to the Certificate of Designation, as long as 55,000 shares of Preferred Stock are outstanding, the Filing Parties, as the holders of a majority of the Preferred Stock, exclusively and as a separate class, are entitled to elect a director of the Corporation by a vote of the majority of shares of Preferred Stock. If at anytime Avista and Avista Offshore do not hold of record a sufficient number of shares of Preferred Stock to elect a director pursuant to the Certificate of Designation, then pursuant to the Securities Purchase Agreement, the Board of Directors shall nominate and slate for election at each of the Company's annual meetings of stockholders one director designated by Avista if Avista and Avista Offshore hold a number of shares of Common Stock and/or Preferred Stock (calculated assuming the conversion of any Preferred Stock held by Avista and Avista Offshore into Common Stock) equal to or greater than (i) 10% of the then outstanding Common Stock or (ii) 25% of the Common Stock Avista and Avista Offshore are entitled to upon conversion of the Preferred Stock to be acquired by them pursuant to the Securities Purchase Agreement.

               Although the Filing Parties have no present intention to do so, they may have the ability, as a result of their holding shares of Preferred Stock representing 27.2% of the total voting power of all shares of Company Common Stock entitled to vote, to influence or determine the vote with respect to significant matters involving the Company, including the actions specified in clauses (a) through (j) of
          Item 4 of Schedule 13D. In addition, Mr. Webster, an executive of officer and member of the Investment Committee of Avista GP, serves on the board of directors of the Company as its Chairman, and in such capacity may have the ability, on behalf of the Filing Parties, to influence the management policies and control of the Company with the aim of increasing the value of the Company and as a result the Filing Parties' investment.

               Except as set forth in this Item 4, the Filing Parties have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act. The Filing Parties reserve the right to change their investment intent.

          ITEM 5. INTEREST IN SECURITIES OF ISSUER

               All securities currently held by the Filing Parties are currently in the form of loans under the Subordinated Loan Agreement that are convertible into shares of Preferred Stock. Once issued, each outstanding share of Preferred Stock may be converted at the option of the majority of the holders of Preferred Stock into shares of Common Stock, at any time. Avista will own a majority of the Preferred Stock after it is issued and could therefore elect to convert the Preferred Stock into Common Stock at its discretion. The conversion rate is determined by dividing the sum of $250 (the original issue price of the Preferred Stock), plus any accrued but unpaid dividends by the applicable conversion price. As of the date hereof, the applicable conversion price is $2.50 per share. The conversion price is subject to downward adjustment upon subsequent issuances of shares made by the Company at a price below the current conversion price. At the current conversion price, upon the conversion of the Preferred Stock, Avista would be entitled to 18,750,000 shares of Common Stock and Avista Offshore would be entitled to 1,250,000 shares of Common Stock.

               The Filing Parties have no current intention to convert their shares of Preferred Stock into shares of Common Stock.

               (a)

               (1) Avista may be deemed to beneficially own in the aggregate 187,500 shares of the Preferred Stock which are convertible into 18,750,000 shares of Common Stock of the Company, representing approximately 26.0% of the outstanding shares of the Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 187,500 shares of the Preferred Stock as a result of the relationships described in paragraph (b)(1) and (2) below.

               (2) Avista Offshore may be deemed to beneficially own in the aggregate 12,500 shares of Preferred Stock which are convertible into 1,250,000 shares of Common Stock of the Company, representing approximately 2.3% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 12,500 shares of the Preferred Stock as a result of the relationships described in paragraph (b)(1) and (3) below.

               (3) Avista GP may be deemed to beneficially own in the aggregate 200,000 shares of Preferred Stock which are convertible into 20,000,000 shares of Common Stock of the Company, representing approximately 27.2% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 200,000 shares of the Preferred Stock as a result of the relationships described in paragraphs (b)(1), (2) and (3) below.



               (b)

               (1) Of the 200,000 shares of Preferred Stock for which Avista GP has shared voting and dispositive power, none of such shares are held of record by Avista GP, 187,500 of such shares of Preferred Stock are held of record by Avista and 12,500 of such shares of Preferred Stock are held of record by Avista Offshore. Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Preferred Stock owned of record by Avista and Avista Offshore.

               (2) Of the 187,500 shares of Preferred Stock for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.

               (3) Of the 12,500 shares of Preferred Stock for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.

          Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Preferred Stock) not owned by it of record.

               (c)  See Item 4.

               (d) The right to receive dividends on, and proceeds from the sale of, the shares of Preferred Stock held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

               (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than as set forth below in this Item 6, the rights to distributions, division of profits and other arrangements relating to the Company's securities owned of record by the applicable Filing Parties and their respective general and limited partners or members are governed exclusively by their respective limited partnership agreements and limited liability company regulations.

          ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

               1. Joint Filing Agreement by and among Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., Avista Capital Partners GP, LLC, dated September 12, 2006.

               2. Securities Purchase Agreement by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Levant American S.A, dated as of September 8, 2006.

               3. Registration Rights Agreement by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Levant American S.A, dated as of September 8, 2006.

               4. Senior Subordinated Loan Agreement by and among Geokinetics Holdings, Geokinetics Inc., certain guarantors, Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Levant American S.A, dated as of September 8, 2006.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 12, 2006                          AVISTA CAPITAL PARTNERS, L.P.


                                            By: AVISTA CAPITAL PARTNERS GP, LLC,
                                                its general partner


                                            By:  /s/ Ben Silbert
                                               ---------------------------------
                                                Ben Silbert
                                                General Counsel

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 12, 2006                          AVISTA CAPITAL PARTNERS (OFFSHORE),
                                            L.P.


                                            By: AVISTA CAPITAL PARTNERS GP, LLC,
                                                its general partner


                                            By:  /s/ Ben Silbert
                                               ---------------------------------
                                                Ben Silbert
                                                General Counsel

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 12, 2006                          AVISTA CAPITAL PARTNERS GP, LLC


                                            By:  /s/ Ben Silbert
                                               ---------------------------------
                                                Ben Silbert
                                                General Counsel

                                  EXHIBIT INDEX

          1. Joint Filing Agreement by and among Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P., Avista Capital Partners GP, LLC, dated September 12, 2006.

          2. Securities Purchase Agreement by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Levant American S.A, dated as of September 8, 2006.

          3. Registration Rights Agreement by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Levant American S.A, dated as of September 8, 2006.

          4. Senior Subordinated Loan Agreement by and among Geokinetics Holdings, Geokinetics Inc., certain guarantors, Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Levant American S.A, dated as of September 8, 2006.

Exhibit 1

                             JOINT FILING AGREEMENT

     This will confirm the agreement by and among all the undersigned that the
Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Common Stock, par value $.01 per share, of Geokinetics Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


September 12, 2006                          AVISTA CAPITAL PARTNERS, L.P.


                                            By: AVISTA CAPITAL PARTNERS GP, LLC,
                                            its general partner


                                            By:  /s/ Ben Silbert
                                               ---------------------------------
                                                Ben Silbert
                                                General Counsel


                                            AVISTA CAPITAL PARTNERS (OFFSHORE),
                                            L.P.


                                            By: AVISTA CAPITAL PARTNERS GP, LLC,
                                            its general partner


                                            By:  /s/ Ben Silbert
                                               ---------------------------------
                                                Ben Silbert
                                                General Counsel


                                            AVISTA CAPITAL PARTNERS GP, LLC


                                            By:  /s/ Ben Silbert
                                               ---------------------------------
                                                Ben Silbert
                                                General Counsel